UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)



  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 1)


                            MIRACOR DIAGNOSTICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $0.15 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    60461S104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               [ AUGUST 1, 2006 ]
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [_]   Rule 13d-1(b)

      [X]   Rule 13d-1(c)

      [_]   Rule 13d-1(d)
----------

CUSIP No. 60461S104                   13G                     Page 2 of 9 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Strategic Turnaround Equity Partners, LP (Cayman)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  |_|
     (b)  |X|
     Joint Filer
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        922,439
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    922,439
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     922,439
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     |_|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.22%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

CUSIP No. 60461S104                   13G                     Page 3 of 9 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Bruce Galloway ("Galloway")
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  |_|
     (b)  |X|
     Joint Filer
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    344,774
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,252,939
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           344,774
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    1,252,939
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,597,713(1)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     |_|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.04%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

(2) Reflects (i) 344,774 shares of the Common Stock are owned by Mr. Galloway,
(ii) 285,500 shares of the Common Stock are owned by Mr. Galloway's spouse,
(iii) 20,000 shares of the Common Stock held by Mr. Galloway's child for which Mr. Galloway has the power to vote and dispose, (iii) 25,000 shares of the Common Stock are owned by RexonGalloway Capital Growth, an investment company in which Mr. Galloway is a 50% owner ("RexonGalloway")and for which Mr. Galloway retains full investment and voting discretion and (iv) 922,439 shares of Common Stock held by Strategic Turnaround Equity Partners, LP (Cayman) ("STEP"). Mr. Galloway is a managing member and the majority equity holder of Galloway Capital Management, LLC, the general partner of STEP. Mr. Galloway disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by STEP (except for (i) indirect interests therein by virtue of being a member of Galloway Capital Management LLC, and (ii) the indirect interests of Mr. Galloway by virtue of being a limited partner of STEP).

CUSIP No. 60461S104                   13G                     Page 4 of 9 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Gary Herman ("Herman")
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  |_|
     (b)  |X|
     Joint Filer
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    15,000
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        931,439
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           15,000
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    931,439
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     946,439(1)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     |_|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.36%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

(2) Reflects (i) 15,000 owned by Mr. Herman directly, (ii) 9,000 shares of Common Stock held by FBR, Inc. and (iii) 922,439 shares owned by STEP. Mr. Herman is an officer of FBR which has authorized Mr. Herman to vote and dispose of the shares of Common Stock held by FBR, Inc. Mr. Herman is a managing member of Galloway Capital Management, LLC, the general partner of STEP. Mr. Herman disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Strategic Turnaround Equity Partners, L.P. (Cayman) (except for indirect interests of therein by virtue of being a member of Galloway Capital Management LLC).

CUSIP No. 60461S104                   13G                     Page 5 of 9 Pages

Item 1(a). Name of Issuer:

                  Miracor Diagnostics, Corporation (the "Issuer")

           ---------------------------------------------------------------------

Item 1(b). Address of Issuer's Principal Executive Offices:

                  9191 Towne Centre Drive, Suite 400, San Diego, CA 92122

           ---------------------------------------------------------------------

Item 2(a). Name of Persons Filing:

                  Bruce Galloway ("Galloway")

           ---------------------------------------------------------------------

Item 2(b). Address of Principal Business Office, or if None, Residence:

                  The principal business address for Galloway is c/o Galloway Capital Management, LLC, 720 Fifth Avenue, 10th floor New York, New York 10019.

           ---------------------------------------------------------------------

Item 2(c). Citizenship:

                  Galloway is a citizen of the United States.

           ---------------------------------------------------------------------

Item 2(d). Title of Class of Securities:

                  This statement on Schedule 13G is being filed with respect to Common Stock, $0.15 par value per share (the "Common Stock") of the Issuer.

           ---------------------------------------------------------------------

Item 2(e). CUSIP Number:

                  60461S104

           ---------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: NOT APPLICABLE.

     (a)   [_] Broker or dealer registered under Section 15 of the Exchange
               Act.

     (b)   [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)   [_] An investment adviser in accordance with Rule
               13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)   [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J). (1)

CUSIP No. 60461S104                   13G                     Page 6 of 9 Pages

Item 1(a). Name of Issuer:

                  Miracor Diagnostics Corporation (the "Issuer")

           ---------------------------------------------------------------------

Item 1(b). Address of Issuer's Principal Executive Offices:

                  9191 Towne Centre Drive, Suite 400, San Diego, CA 92122

           ---------------------------------------------------------------------

Item 2(a). Name of Persons Filing:

                  Gary Herman ("Herman")

           ---------------------------------------------------------------------

Item 2(b). Address of Principal Business Office, or if None, Residence:

                  The principal business address for Herman is c/o Galloway Capital Management, LLC, 720 Fifth Avenue, 10th floor, New York, New York 10019.

           ---------------------------------------------------------------------

Item 2(c). Citizenship:

                  Herman is a citizen of the United States.

           ---------------------------------------------------------------------

Item 2(d). Title of Class of Securities:

                  This statement on Schedule 13G is being filed with respect to Common Stock, $0.15 par value per share (the "Common Stock") of the Issuer.

           ---------------------------------------------------------------------

Item 2(e). CUSIP Number:

                  60461S104

           ---------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: NOT APPLICABLE.

     (a)   [_] Broker or dealer registered under Section 15 of the Exchange
               Act.

     (b)   [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)   [_] An investment adviser in accordance with Rule
               13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)   [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 60461S104                   13G                     Page 7 of 9 Pages

Item 1(a). Name of Issuer:

                  Miracor Diagnostics Corporation (the "Issuer")

           ---------------------------------------------------------------------

Item 1(b). Address of Issuer's Principal Executive Offices:

                  9191 Towne Centre Drive, Suite 400, San Diego, CA 921223

           ---------------------------------------------------------------------

Item 2(a). Name of Persons Filing:

                  Strategic Turnaround Equity Partners, LP ("STEP")

           ---------------------------------------------------------------------

Item 2(b). Address of Principal Business Office, or if None, Residence:

                  The principal business address for STEP is c/o Stuarts Corporate Services, Ltd, P.O. Box 2510 GT, 4th floor, One Cayman Financial Centre, 36A Dr. Roy's Drive, Georgetown, Grand Cayman, Cayman Island. STEP is managed by Galloway Capital Management, LLC, with its principal business address at 720 Fifth Avenue, 10th floor, New York, New York 10019.

           ---------------------------------------------------------------------

Item 2(c). Citizenship:

                  STEP is a limited partnership formed under the laws of the Cayman Islands.

           ---------------------------------------------------------------------

Item 2(d). Title of Class of Securities:

                  This statement on Schedule 13G is being filed with respect to Common Stock, $0.15 par value per share (the "Common Stock") of the Issuer.

           ---------------------------------------------------------------------

Item 2(e). CUSIP Number:

                  60461S104

           ---------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: NOT APPLICABLE.

     (a)   [_] Broker or dealer registered under Section 15 of the Exchange
               Act.

     (b)   [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)   [_] An investment adviser in accordance with Rule
               13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)   [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 60461S104                   13G                     Page 8 of 9 Pages

Item 4. Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a) Amount beneficially owned:

                  The information in items 1 and 5 through 11 on the cover page on this Schedule 13G is hereby incorporated by reference.

           ---------------------------------------------------------------------

      (b) Percent of class:

                  The information in items 1 and 5 through 11 on the cover page on this Schedule 13G is hereby incorporated by reference.

           ---------------------------------------------------------------------

      (c) Number of shares as to which such person has:

                  The information in items 1 and 5 through 11 on each cover page of this Schedule 13G is hereby incorporated by reference.

The purpose of this Amendment No. 1 is to reflect (i) the transfer of shares from Strategic Turnaround Equity Partners, LP to Strategic Turnaround Equity Partners, LP (Cayman) ("STEP"); (ii) STEP's acquiring 137,000 shares of Common Stock through transfers of shares of Common Stock from a limited partner. In exchange for the transfers of shares of Common Stock, the limited partner of STEP received a limited partnership interest in STEP valued at the market price of the shares of Common Stock on the date of such transfer. STEP also acquired an additional 231,939 shares of Common Stock through open market purchases. STEP used investor funds to consummate the open market purchases;(iii) the additional purchase by Mr. Galloway of 106,774 shares of Common Stock; (iv) the purchase by Mr. Galloway's spouse of 106,500 shares of Common Stock. Galloway Capital Management, LLC, a Delaware limited liability company, is the general partner of STEP. Mr. Galloway and Gary Herman, each of whom are citizens of the United States, are the managing members of Galloway Capital Management, LLC, and Mr. Galloway owns a majority of the membership interests in Galloway Capital Management, LLC. Mr. Galloway owns approximately 20% of the partnership interests in STEP.


Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

                  Not Applicable

           ---------------------------------------------------------------------

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.


                  As set forth in Item 4(c), some of the shares of Common Stock covered by this Schedule 13G are owned by persons other than Galloway, none of whom, holds five percent or more of the securities reported herein.

           ---------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  Not Applicable

           ---------------------------------------------------------------------

Item 8. Identification and Classification of Members of the Group.

                  Not Applicable

           ---------------------------------------------------------------------

Item 9. Notice of Dissolution of Group.

                  Not Applicable.

           ---------------------------------------------------------------------

Item 10. Certifications.

      (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2006




                           Strategic Turnaround Equity Partners, LP (Cayman)
                                    By: /s/ Gary Herman
                                        ------------------------------------
                                    Name: Gary Herman
                                    Title: Managing Member of Galloway
                                           Capital Management, LLC, the
                                           Investment Advisor of Strategic
                                    Turnaround Equity Partners, LP (Cayman)

                                    Galloway Capital Management, LLC
                                    By: /s/ Gary Herman
                                        ------------------------------------
                                    Name: Gary Herman
                                    Title: Managing Member



                                    By: ____________________________________
                                        Bruce Galloway


                                    By:_____________________________________
                                        Gary Herman